Exhibit 99.5

October 31, 2025

Notice Regarding the Status of Consideration of Transitioning to Holding Company

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

Following the announcement dated July 31, 2024, titled “Notice of Commencement of Preparations for Transition to a Holding Company via Sole-Share Transfer,” Kyushu Electric Power Co., Inc. (the Company) has conducted various reviews. As a result, at the Board of Directors meeting held today, the Company resolved to define the direction of the group structure it aims to achieve and proceed with preparations going forward. We hereby notify you of this as follows.

Details will be announced separately once they are finalized.

1.	Background of considering the transition to a holding company structure

The Company is advancing various initiatives as a unified group in growth businesses that combine renewable energy, overseas operations, ICT services, and urban development with its integrated energy services business. This aims to contribute to a sustainable society and further evolve the Group.

At the same time, the business environment surrounding the Company is undergoing a major transition period, marked by the destabilization of the international situation, increasing electricity demand, and the rapid advancement of digital technology.

Despite this challenging business environment, the Company is preparing to transition to a holding company structure. With nuclear safety as a fundamental premise, the Company aims to pursue further growth of energy services business, promote the further development of growth businesses, and work towards achieving its management vision through the consideration of a new group structure.

2.	Purpose of transitioning to a holding company structure and the group management structure to be achieved by the transition

The purpose of the transition is to establish a structure that can achieve "group management from an overall optimization perspective" and "autonomous and prompt business operation" with the continuous improvement of nuclear safety as a prerequisite.

By establishing a holding company that does not have its own business, the holding company will steer and supervise group management, and allocate optimal management resources across the group.

(1)	Group management from an overall optimization perspective

Efforts will be made to optimize the allocation of management resources from a group- wide perspective and enhance group governance.

(2)	Autonomous and prompt business operations

By carrying out business activities tailored to the respective business environments and characteristics under the responsibility and authority of each business company, it will contribute to strengthening the competitiveness of each business.

3.	Group structure after transitioning to a holding company structure

The Company will proceed with discussions toward establishing the following group structure, positioning major business companies directly under the holding company and allowing each business company to autonomously promote its business.

(1)	Establishment of a holding company (as previously announced on July 31, 2024)

The Company plans to establish a new holding company that will become the sole parent company through the transfer of shares.

(2)	Transfer of Related Businesses

The Company plans to transfer its hydropower generation businesses (conventional hydropower and pumped storage) and urban development businesses to Kyuden Mirai Energy Company, Inc. and Urban Development Company (tentative name), respectively, through a company split (absorption-type split).

(3)	Restructuring of Major Business Companies

The Company plans to transfer the shares it holds in Kyushu Electric Power Transmission and Distribution Co., Ltd., Kyuden Mirai Energy Company, Inc., Kyuden International Corporation, QTnet, Inc., and the Urban Development Company (tentative name) scheduled for future establishment to the holding company through a company split (absorption-type split).

4.	Transition method and overview of the holding company, etc.

The transition to a holding company structure will be done through the sole-share transfer method, where the Company becomes a wholly-owned subsidiary through the transfer of shares and the newly established holding company becomes the sole parent company, as well as through a company split (absorption-type split) method, where the Company is the splitting company. As a result, the Company's shares will be delisted. However, regarding the shares of the holding company that will be newly issued to all of our company's shareholders, we plan to apply for a new listing (technical listing) on the Market of the Tokyo Stock Exchange and the Main Market of the Fukuoka Stock Exchange to effectively maintain the listing of the shares.

The actual listing date will be subject to review by the Tokyo Stock Exchange and Fukuoka Stock Exchange, but it is planned to take effect on the effective date of the share transfer. Details such as the allocation ratio of the share transfer, the name and structure of the holding company to be established, and other specifics will be announced after a decision has been made.

5.	Schedule for the share transfer and transition to the holding company

Details such as the specific schedule are currently under consideration and will be announced after a decision has been made.